UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35382

GSE Holding, Inc.
(Exact name of registrant as specified in its charter) 19103 Gundle Road Houston, Texas 77073 Telephone: (281) 443-8564
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, GSE Holding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 11, 2014	GSE HOLDING, INC.
	By:	/s/ Daniel C. Storey
		Name:	Daniel C. Storey
		Title:	Senior Vice President and Chief Financial Officer

* Pursuant to the Debtors’ Modified Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) of GSE Holding, Inc. and certain of its affiliates, which was filed pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), and which, pursuant to Chapter 11 of the Bankruptcy Code, was confirmed by an order, entered July 25, 2014 by the United States Bankruptcy Court for the District of Delaware, all previously issued Common Stock was discharged, cancelled, released and extinguished as of the August 11, 2014 effective date of the Plan.